UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	⊠	Form 40-F	⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	⃞	No	⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	⃞	No	⊠

Buenos Aires, August 28, 2018

Securities and Exchange Commision,

Subject: Approval of the Commercial
Operations of La Castellana wind farm

Ladies and Gentlemen,

I hereby address You in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to inform you that Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) approved the commercial operation of wind farm La Castellana with an installed capacity of 99 MW (awarded capacity), starting on August 18, 2018 at 0:00 hs. (the “Commercial Approval”).

The project was developed by CP La Castellana S.A., a subsidiary of CP Renovables S.A. in which Central Puerto holds a controlling equity stake, and had the financial support of the International Finance Corporation (IFC), a member of the World Bank Group, the Interamerican Investment Corporation (IIC), a member of Inter-American Development Bank (IDB), and Banco de Galicia y Buenos Aires S.A.

In addition to La Castellana wind farm, CP Renovables and its subsidiaries also have 135 MW of capacity awarded under the RenovAr Program, and were granted energy dispatch priority for 137 MW to sell energy in the MATER (“the Renewable Energy Term Market”).

With the inclusion of La Castellana wind farm, the consolidated installed capacity of Central Puerto increased 3%, totaling now 3,792 MW.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

Central Puerto Announces the Approval of the Commercial Operation of La Castellana Wind Farm (99 MW)

BUENOS AIRES, Argentina--(BUSINESS WIRE)--August 28, 2018--Central Puerto S.A. (“Central Puerto”) (NYSE:CEPU), the largest private sector power generation company in Argentina, as measured by generated power, announced the approval of the Commercial Operation of wind farm La Castellana with an installed capacity of 99 MW (net power), starting on August 18, 2018 at 0:00 hs. (the “Commercial Approval”).

The project was developed by CP La Castellana S.A., a subsidiary of CP Renovables S.A. in which Central Puerto holds a controlling equity stake, and had the financial support of the International Finance Corporation (IFC), a member of the World Bank Group, the Interamerican Investment Corporation (IIC), a member of Inter-American Development Bank (IDB), and Banco de Galicia y Buenos Aires S.A.

In addition to La Castellana wind farm, CP Renovables and its subsidiaries also have 135 MW of capacity awarded under the RenovAr Program, and were granted energy dispatch priority for 137 MW to sell energy in the MATER (“the Renewable Energy Term Market”).

With the inclusion of La Castellana wind farm, the consolidated installed capacity of Central Puerto increased 3%, totaling now 3,792 MW.

CONTACT:
Central Puerto S.A.
Tomás Arshak Daghlian, Tel. +54 (11) 4317-5000 (ext. 2192)
Investor Relations Officer
tomas.daghlian@centralpuerto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 28, 2018	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact